+                              UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                FORM 11-K

      [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2001

                                       or

      [   ]Transition Report Pursuant to Section 15(d) of the Securities
           Exchange Act of 1934


                             Commission file number:
                              Nicor Inc., 1-7297,
              Nicor Companies Savings Investment Plan, 333-74402,
                    Nicor Companies Thrift Plan, 333-74402,
               Birdsall, Inc. Retirement Savings Plan, 333-28579


A.      Full title of the plan and address of the plan, if different from that of the issuer named below:

                   Nicor Companies Savings Investment Plan,
                        Nicor Companies Thrift Plan, and
                     Birdsall, Inc. Retirement Savings Plan

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                   Nicor Inc.
                                 1844 Ferry Road
                        Naperville, Illinois 60563-9600
             (Address of principal executive office and zip code)

                                (630) 305-9500
             (Registrant's telephone number, including area code)









Table of Contents


Financial Information

      Nicor Companies Savings Investment Plan
           Cover Page............................................    1
           Independent Auditors' Report..........................    2
           Report of Independent Public Accountants (prior year).    3
           Financial Statements..................................    4
           Notes to the Financial Statements.....................    5

      Nicor Companies Thrift Plan
           Cover Page............................................   10
           Independent Auditors' Report..........................   11
           Report of Independent Public Accountants (prior year).   12
           Financial Statements..................................   13
           Notes to the Financial Statements.....................   14

      Birdsall, Inc. Retirement Savings Plan
           Cover Page............................................   19
           Independent Auditors' Report..........................   20
           Report of Independent Public Accountants (prior year).   21
           Financial Statements..................................   22
           Notes to the Financial Statements.....................   24
           Schedule of Assets Held for Investment Purposes.......   28

Other Information
           Signature.............................................   29
           Exhibit Index.........................................   30












                NICOR COMPANIES SAVINGS INVESTMENT PLAN
             (FORMERLY NICOR GAS SAVINGS INVESTMENT PLAN)

                EMPLOYER IDENTIFICATION NO. 36-2863847
                              PLAN NO. 4

         FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000
              TOGETHER WITH INDEPENDENT AUDITORS' REPORT

                          Independent Auditors' Report



To the Nicor Companies
  Savings Investment Plan Committee:

We have audited the accompanying statement of net assets available for benefits of Nicor Companies Savings Investment Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan (formerly the Nicor Gas Savings Investment Plan) for the year ended December 31, 2000 were audited by other auditors, whose report, dated June 27, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2001 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP
Deloitte & Touche LLP


June 14, 2002
Chicago, Illinois

Note: This Report of Independent Public Accountants is a copy of a previously issued Report of Arthur Andersen LLP, Independent Public Accountants, and it has not been reissued by Arthur Andersen LLP. This Report was filed as an exhibit to the Form 10-K/A (Amendment No.1) of Nicor Inc. for the year ended December 31, 2000, and the consent of Arthur Andersen LLP, dated November 30, 2001, was filed as an exhibit to the Plan's Registration Statement on Form S-8, filed as of December 3, 2001, File No. 333-74402, consenting to the incorporation therein of this Report. The registrant has been unable to obtain a reissued Report of Arthur Andersen LLP or a currently dated consent to the incorporation of this previously issued Report of Arthur Andersen LLP into the Registration Statement on Form S-8 relating to the plan to which this Report relates. While the extent of any resulting limitations on recovery by investors is unclear, the lack of a currently dated consent could limit the time within which any such actions by investors against Arthur Andersen LLP for liabilities arising under Section 11 of the Securities Act of 1933 must be brought.




             Report of Independent Public Accountants



To the Nicor Gas Savings Investment
  Plan Committee:


We have audited the accompanying statements of net assets available for benefits of the Nicor Gas Savings Investment Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP
Arthur Andersen LLP



Chicago, Illinois
June 27, 2001

                     Nicor Companies Savings Investment Plan
                  (formerly Nicor Gas Savings Investment Plan)
                 Statements of Net Assets Available for Benefits



                                                     December 31
                                           ------------------------------
                                                2001             2000
                                           -------------    -------------
Assets:
    Investment in Master Trust             $ 141,143,455    $ 144,122,876

    Receivables:
        Participant contributions                174,004          160,509
        Employer contributions                   214,561           88,599
                                           -------------    -------------
                                                 388,565          249,108
                                           -------------    -------------

Net assets available for benefits          $ 141,532,020    $ 144,371,984
                                           =============    =============


           Statements of Changes in Net Assets Available for Benefits


                                               Year ended December 31
                                          -------------------------------
                                                2001             2000
                                          --------------    -------------
Net (decrease) increase in Plan assets
    from investment activities of
    the Master Trust                      $     (482,223)   $   4,992,709

Contributions:
     Participant                               5,051,287        5,142,338
     Employer                                  2,557,081        2,375,630
                                          --------------    -------------
                                               7,608,368        7,517,968

Distributions to participants                (10,541,478)     (14,695,718)

Transfers, net and other                         575,369          120,327
                                          --------------    -------------
Net decrease                                  (2,839,964)      (2,064,714)


Net assets available for benefits at
   beginning of year                         144,371,984      146,436,698
                                          --------------    -------------
Net assets available for benefits at
   end of year                            $  141,532,020    $ 144,371,984
                                          ==============    =============




The accompanying notes are an integral part of these statements.

              Nicor Companies Savings Investment Plan
                 Notes to the Financial Statements
          For the Years Ended December 31, 2001 and 2000


1.  DESCRIPTION OF THE PLAN

The following description of the Nicor Companies Savings Investment Plan (the
Plan) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan. The Plan is a defined contribution plan which was established on July 1, 1973, to provide supplemental retirement security to substantially all employees of Nicor Gas Company (the Company), not represented by a collective bargaining agreement. In 2001 the plan was amended to include employees of certain affiliated companies. Effective January 1, 2001, the Plan's name was changed from the Nicor Gas Savings Investment Plan to the Nicor Companies Savings Investment Plan. Plan investments are commingled with those of the Nicor Companies Thrift Plan and held for safekeeping and investment by the Nicor Gas Savings Investment and Thrift Trust (the Master Trust). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan administration. Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. Beginning on September 1, 2000, the Vanguard Fiduciary Trust Company acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. The Vanguard Fiduciary Trust Company also acts as investment manager for certain assets of the Plan. For the first eight months of 2000, The Northern Trust Company acted in a similar capacity for the Master Trust and the investments of the Plan. Administrative expenses associated with operation of the Plan are paid from Plan assets.

Contributions. The participant may elect to make either tax-deferred or after-tax contributions, or a combination thereof, by payroll deduction, that are partially matched by the Company. For employees hired on and after January 1, 1998, the Company makes an additional annual contribution subject to service requirements. The Plan also accepts rollover contributions representing distributions from other qualified plans. Participants direct the investment of their contributions and account balances into various investment options offered by the Plan.

Investments. The Plan's investment options currently include the Nicor Stock Fund, the Nicor Stable Value Fund, and 22 mutual funds.

Participant accounts. Individual accounts are maintained for each Plan participant. Each participant's account is increased by the participant's contributions, company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant loans. Participants may borrow from their account the lesser of $50,000 or 50 percent of their vested account balance. Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant's account. The interest rate is based on the prime rate plus 1 percent and is fixed over the life of the loan.

              Nicor Companies Savings Investment Plan
           Notes to the Financial Statements (continued)
          For the Years Ended December 31, 2001 and 2000


Vesting and forfeitures. The participant's contributions and earnings thereon are immediately vested. Prior to December 31, 2001 the Company's contributions and earnings thereon were vested after the participant's completion of five years of service, the participant's death while employed by the Company or retirement. Beginning January 1, 2002, the Company's contributions and earnings thereon are vested after the participant's completion of three years of service, the participant's death while employed by the Company or retirement.

If the participant's interest in the Company's contributions and earnings thereon is not vested, such interest will be forfeited if the participant's employment with the Company or an affiliate is terminated and the participant is not reemployed within five years by the Company or an affiliate. Any amounts forfeited by a participant are applied to reduce the amount of the Company's contributions under the Plan. Forfeitures for 2001 and 2000 totaled $148,215 and $51,603, respectively.

Payment of benefits. On termination of service due to retirement, disability, or death, a participant may elect to receive either a lump-sum amount equal to the participant's vested interest in his or her account balance, or annual installments over a specified period. For termination of service for other reasons, a participant has the option to receive the value of the vested interest in his or her account as either a lump sum distribution or they can defer it to no later than the age of 70-1/2.

Suspensions and withdrawals. The participant may suspend contributions and will not cease to be a participant during the suspension period.

The participant may elect, under certain conditions, to withdraw participant contributions and earnings thereon prior to termination of employment. The Company's matching contributions and earnings thereon will not be distributed until the vested participant's attainment of age 59-1/2 or employment has been terminated.

Plan termination. The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

2.  ACCOUNTING POLICIES

Use of estimates. The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires management to make estimates that affect the reported amounts. Actual results could differ from those estimates.

Investment valuation. The Plan states its investment in the Master Trust at the underlying value of the investments of the Master Trust as follows:

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

The market value of the units of the common/collective trusts and registered investment companies are determined based on the underlying market value of the investments of the funds.

              Nicor Companies Savings Investment Plan
           Notes to the Financial Statements (continued)
          For the Years Ended December 31, 2001 and 2000


The Nicor Stable Value Fund is primarily composed of benefit responsive investment contracts including insurance contracts and investments in certain registered investment companies and common/collective trusts whose contract values are guaranteed by bank contracts. These benefit responsive investment contracts are carried at contract value, which in aggregate approximates their fair market value. The contract value represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses. The crediting interest rates for the registered investment companies and common/collective trusts are adjusted quarterly based upon their performance. The average crediting interest rate for the Nicor Stable Value Fund was 6.3 percent and 6.6 percent at December 31, 2001 and 2000, respectively. The average yield for this fund was approximately 6.3 percent and 6.7 percent for the years ended December 31, 2001 and 2000, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Market risk. The Plan has investments that generally are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.  NET TRANSFER TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the status of a participant changes between union, employees covered by a collective bargaining agreement, and nonunion, employees not covered by a collective bargaining agreement, eligibility for participation shifts between the Nicor Companies Thrift Plan (the "union plan") and this Plan (the "nonunion plan"). When eligibility changes, the account balance of the participant is transferred to the corresponding plan. During 2001 and 2000, net transfers of $575,492 and $227,143, respectively, were made from the Nicor Companies Thrift Plan to the Nicor Companies Savings Investment Plan.

4.  MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Nicor Companies Thrift Plan for investments and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

              Nicor Companies Savings Investment Plan
           Notes to the Financial Statements (continued)
          For the Years Ended December 31, 2001 and 2000


The following schedules present the Master Trust's net assets as of December 31, 2001 and 2000, the increase in the Master Trust's net assets derived from investment activities for the years then ended and the Plan's share of each:

                           Net Assets in Master Trust

                                                       December 31
                                             ------------------------------
                                                 2001              2000
                                             -------------    -------------
        Assets:

        General Investments:
          Group annuity contracts            $  87,466,170    $  96,063,876
          Common/collective  trusts*            19,767,182                -
          Nicor Inc. common stock*              23,130,444       27,797,585
          Registered investment companies*     121,619,065      135,135,569
          Loans to participants*                 4,600,116        4,714,506
                                             -------------    -------------
                                               256,582,977      263,711,536

        Liabilities:

        Operating payables                          26,589           31,514
                                             -------------    -------------

        Net assets in Trust                  $ 256,556,388    $ 263,680,022
                                             =============    =============

        Plan's interest in Trust
         net assets                          $ 141,143,455    $ 144,122,876
                                             =============    =============
        Plan's percentage interest in
         Trust net assets                              55%              55%
                                             =============    =============

*  Party-in-interest investments.

            Nicor Companies Savings Investment Plan
           Notes to the Financial Statements (concluded)
          For the Years Ended December 31, 2001 and 2000


                Master Trust Investment Activities


                                                 Year Ended December 31
                                             ------------------------------
                                                  2001             2000
                                             -------------    -------------
        Investment income:
          Interest                           $   6,356,621    $   7,917,238
          Dividends                              1,067,477          934,127
          Net change in market value of
            Nicor Inc. common stock             (1,237,633)       7,782,502
          Net investment gain from
            common/collective trusts               767,182          859,623
          Net investment loss from
            registered investment companies     (6,654,800)      (5,599,494)
          Demutualization proceeds
            and other                              154,807                -
                                             -------------    -------------
                                                   453,654       11,893,996

        Administrative expenses                   (247,141)        (273,581)
                                             -------------    -------------

        Increase in Trust net assets derived
          from investment activities         $     206,513    $  11,620,415
                                             =============    =============

        Plan's interest in Trust
          investment activities              $    (482,223)   $   4,992,709
                                             =============    =============


5.  INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated January 16, 1997, that the Plan and related Trust, as then designed, was tax exempt under Section 401(a) of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter; however, the Plan's management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                      NICOR COMPANIES THRIFT PLAN
                   (FORMERLY NICOR GAS THRIFT PLAN)

                EMPLOYER IDENTIFICATION NO. 36-2863847
                              PLAN NO. 8

         FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000
              TOGETHER WITH INDEPENDENT AUDITORS' REPORT

                          Independent Auditors' Report



To the Nicor Companies Thrift
  Plan Committee:

We have audited the accompanying statement of net assets available for benefits of Nicor Companies Thrift Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan (formerly the Nicor Gas Thrift Plan) for the year ended December 31, 2000 were audited by other auditors whose report, dated June 27, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2001 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP
Deloitte & Touche LLP



June 14, 2002
Chicago, Illinois

Note: This Report of Independent Public Accountants is a copy of a previously issued Report of Arthur Andersen LLP, Independent Public Accountants, and it has not been reissued by Arthur Andersen LLP. This Report was filed as an exhibit to the Form 10-K/A (Amendment No.1) of Nicor Inc. for the year ended December 31, 2000, and the consent of Arthur Andersen LLP, dated November 30, 2001, was filed as an exhibit to the Plan's Registration Statement on Form S-8, filed as of December 3, 2001, File No. 333-74402, consenting to the incorporation therein of this Report. The registrant has been unable to obtain a reissued Report of Arthur Andersen LLP or a currently dated consent to the incorporation of this previously issued Report of Arthur Andersen LLP into the Registration Statement on Form S-8 relating to the plan to which this Report relates. While the extent of any resulting limitations on recovery by investors is unclear, the lack of a currently dated consent could limit the time within which any such actions by investors against Arthur Andersen LLP for liabilities arising under Section 11 of the Securities Act of 1933 must be brought.


             Report of Independent Public Accountants



To the Nicor Gas Thrift
  Plan Committee:


We have audited the accompanying statements of net assets available for benefits of the Nicor Gas Thrift Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP
Arthur Andersen LLP



Chicago, Illinois
June 27, 2001

                  Nicor Companies Thrift Plan
               (formerly Nicor Gas Thrift Plan)
        Statements of Net Assets Available for Benefits


                                                     December 31
                                           ------------------------------
                                                2001             2000
                                           -------------    -------------
Assets:
    Investment in Master Trust             $ 115,412,933    $ 119,557,146

    Receivables:
        Participant contributions                139,086          139,814
        Employer contributions                    95,810           55,735
                                           -------------    -------------
                                                 234,896          195,549
                                           -------------    -------------

Net assets available for benefits          $ 115,647,829    $ 119,752,695
                                           =============    =============



  Statements of Changes in Net Assets Available for Benefits


                                               Year ended December 31
                                           ------------------------------
                                                2001             2000
                                           -------------    -------------

Net increase in Plan assets from investment
    activities of the Master Trust         $     688,736    $   6,627,706

Contributions:
     Participant                               3,695,410        3,724,347
     Employer                                  1,496,667        1,473,921
                                           -------------    -------------
                                               5,192,077        5,198,268

Distributions to participants                 (9,409,455)     (11,957,711)

Transfers, net and other                        (576,224)        (264,025)
                                           -------------    -------------

Net decrease                                  (4,104,866)        (395,762)

Net assets available for benefits at
   beginning of year                         119,752,695      120,148,457
                                           -------------    -------------

Net assets available for benefits at
   end of year                             $ 115,647,829    $ 119,752,695
                                           =============    =============



The accompanying notes are an integral part of these statements.

                   Nicor Companies Thrift Plan
                 Notes to the Financial Statements
          For the Years Ended December 31, 2001 and 2000


1.    DESCRIPTION OF THE PLAN

The following description of the Nicor Companies Thrift Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan. The Plan is a defined contribution plan which was established on July 1, 1973, to provide supplemental retirement security to substantially all employees of Nicor Gas Company (the Company), represented by a collective bargaining agreement. Effective January 1, 2001, the Plan's name was changed from the Nicor Gas Thrift Plan to the Nicor Companies Thrift Plan. Plan investments are commingled with those of the Nicor Companies Savings Investment Plan and held for safekeeping and investment by the Nicor Gas Savings Investment and Thrift Trust (the Master Trust). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan administration. Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. Beginning on September 1, 2000, the Vanguard Fiduciary Trust Company acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. The Vanguard Fiduciary Trust Company also acts as investment manager for certain assets of the Plan. For the first eight months of 2000, The Northern Trust Company acted in a similar capacity for the Master Trust and the investments of the Plan. Administrative expenses associated with operation of the Plan are paid from Plan assets.

Contributions. The participant may elect to make either tax-deferred or after-tax contributions, or a combination thereof, by payroll deduction, that are partially matched by the Company. For employees hired on and after January 1, 1998, the Company makes an additional annual contribution subject to service requirements. Participants direct the investment of their contributions and account balances into various investment options offered by the Plan.

Investments. The Plan's investment options currently include the Nicor Stock Fund, the Nicor Stable Value Fund, and 22 mutual funds.

Participant accounts. Individual accounts are maintained for each Plan participant. Each participant's account is increased by the participant's contributions, company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant loans. Participants may borrow from their account the lesser of $50,000 or 50 percent of their vested account balance. Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant's account. The interest rate is based on the prime rate plus 1 percent and is fixed over the life of the loan.

                    Nicor Companies Thrift Plan
           Notes to the Financial Statements (continued)
          For the Years Ended December 31, 2001 and 2000


Vesting and forfeitures. The participant's contributions and earnings thereon are immediately vested. Prior to December 31, 2001 the Company's contributions and earnings thereon were vested after the participant's completion of five years of service, the participant's death while employed by the Company or retirement. Beginning January 1, 2002, the Company's contributions and earnings thereon are vested after the participant's completion of three years of service, the participant's death while employed by the Company or retirement.

If the participant's interest in the Company's contributions and earnings thereon is not vested, such interest will be forfeited if the participant's employment with the Company or an affiliate is terminated and the participant is not reemployed within five years by the Company or an affiliate. Any amounts forfeited by a participant are applied to reduce the amount of the Company's contributions under the Plan. Forfeitures for 2001 and 2000 totaled $43,484 and $10,833, respectively.

Payment of benefits. On termination of service due to retirement, disability, or death, a participant may elect to receive either a lump-sum amount equal to the participant's vested interest in his or her account balance, or annual installments over a specified period. For termination of service for other reasons, a participant has the option to receive the value of the vested interest in his or her account as either a lump sum distribution or they can defer it to no later than the age of 70-1/2.

Suspensions and withdrawals. The participant may suspend contributions and will not cease to be a participant during the suspension period.

The participant may elect, under certain conditions, to withdraw participant contributions and earnings thereon prior to termination of employment. The Company's matching contributions and earnings thereon will not be distributed until the vested participant's attainment of age 59-1/2 or employment has been terminated.

Plan termination. The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time in a manner consistent with any collective bargaining agreement and subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

2.  ACCOUNTING POLICIES

Use of estimates. The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires management to make estimates that affect the reported amounts. Actual results could differ from those estimates.

Investment valuation. The Plan states its investment in the Master Trust at the underlying value of the investments of the Master Trust as follows:

The market value of the units of the common/collective trusts and registered investment companies are determined based on the underlying market value of the investments of the funds.

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

                    Nicor Companies Thrift Plan
           Notes to the Financial Statements (continued)
          For the Years Ended December 31, 2001 and 2000


The Nicor Stable Value Fund is primarily composed of benefit responsive investment contracts including insurance contracts and investments in certain registered investment companies and common/collective trusts whose contract values are guaranteed by bank contracts. These benefit responsive investment contracts are carried at contract value, which in aggregate approximates their fair market value. The contract value represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses. The crediting interest rates for the registered investment companies and common/collective trusts are adjusted quarterly based upon their performance. The average crediting interest rate for the Nicor Stable Value Fund was 6.3 percent and 6.6 percent at December 31, 2001 and 2000, respectively. The average yield for this fund was approximately 6.3 percent and 6.7 percent for the years ended December 31, 2001 and 2000, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Market risk. The Plan has investments that generally are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.  NET TRANSFER TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the status of a participant changes between union, employees covered by a collective bargaining agreement, and nonunion, employees not covered by a collective bargaining agreement, eligibility for participation shifts between this Plan (the "union plan") and the Nicor Companies Savings Investment Plan (the "nonunion plan"). When eligibility changes, the account balance of the participant is transferred to the corresponding plan. During 2001 and 2000, net transfers of $575,492 and $227,143, respectively, were made from the Nicor Companies Thrift Plan to the Nicor Companies Savings Investment Plan.

4.  MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Nicor Companies Savings Investment Plan for investments and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

                    Nicor Companies Thrift Plan
           Notes to the Financial Statements (continued)
          For the Years Ended December 31, 2001 and 2000

The following schedules present the Master Trust's net assets as of December 31, 2001 and 2000, the increase in the Master Trust's net assets derived from investment activities for the years then ended and the Plan's share of each:

                           Net Assets in Master Trust

                                                       December 31
                                             ------------------------------
                                                 2001              2000
                                             -------------    -------------
        Assets:


        General Investments:
          Group annuity contracts            $  87,466,170    $  96,063,876
          Common/collective trusts*             19,767,182                -
          Nicor Inc. common  stock*             23,130,444       27,797,585
          Registered investment companies*     121,619,065      135,135,569
          Loans to participants*                 4,600,116        4,714,506
                                             -------------    -------------
                                               256,582,977      263,711,536

        Liabilities:

        Operating payables                          26,589           31,514
                                             -------------    -------------


        Net assets in Trust                  $ 256,556,388    $ 263,680,022
                                             =============    =============

        Plan's interest in Trust
          net assets                         $ 115,412,933    $ 119,557,146
                                             =============    =============
        Plan's percentage interest in
         Trust net assets                              45%              45%
                                             =============    =============

*  Party-in-interest investments.

                    Nicor Companies Thrift Plan
           Notes to the Financial Statements (concluded)
          For the Years Ended December 31, 2001 and 2000

                Master Trust Investment Activities


                                                 Year Ended December 31
                                             ------------------------------
                                                  2001             2000
                                             -------------    -------------
        Investment income:

          Interest                           $   6,356,621    $   7,917,238
          Dividends                              1,067,477          934,127
          Net change in market value of
            Nicor Inc. common stock             (1,237,633)       7,782,502
          Net investment gain
            from common/collective trusts          767,182          859,623
          Net investment loss from registered
            investment companies                (6,654,800)      (5,599,494)
          Demutualization proceeds and other       154,807                -
                                             -------------    -------------
                                                   453,654       11,893,996

        Administrative expenses                   (247,141)        (273,581)
                                             -------------    -------------

        Increase in Trust net assets derived
          from investment activities         $     206,513    $  11,620,415
                                             =============    =============

        Plan's interest in Trust
          investment activities              $     688,736    $   6,627,706
                                             =============    =============



5.  INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated January 16, 1997, that the Plan and related Trust, as then designed, was tax exempt under Section 401(a) of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter; however, the Plan's management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   BIRDSALL, INC. RETIREMENT SAVINGS PLAN FINANCIAL STATEMENTS
                 AS OF DECEMBER 31, 2001 AND 2000
            TOGETHER WITH THE REPORT OF INDEPENDENT
                  CERTIFIED PUBLIC ACCOUNTANTS

        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Birdsall, Inc. Retirement
  Savings Plan Committee:

We have audited the accompanying statement of net assets available for benefits of the Birdsall, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2000 were audited by other auditors whose report, dated June 27, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP
Deloitte & Touche LLP


June 18, 2002
Fort Lauderdale, Florida

Note: This Report of Independent Public Accountants is a copy of a previously issued Report of Arthur Andersen LLP, Independent Public Accountants, and it has not been reissued by Arthur Andersen LLP. The consent of Arthur Andersen LLP dated June 27, 2001, together with this Report, were filed as exhibits to the Form 10-K/A (Amendment No.1) of Nicor Inc. for the year ended December 31, 2000. The registrant has been unable to obtain a reissued Report of Arthur Andersen LLP or a currently dated consent to the incorporation of this previously issued Report of Arthur Andersen LLP into the Registration Statement on Form S-8 relating to the plan to which this Report relates. While the extent of any resulting limitations on recovery by investors is unclear, the lack of a currently dated consent could limit the time within which any such actions by investors against Arthur Andersen LLP for liabilities arising under Section 11 of the Securities Act of 1933 must be brought.

        Report of Independent Certified Public Accountants



To the Birdsall, Inc. Retirement
  Savings Plan Committee:


We have audited the accompanying statements of net assets available for benefits of the Birdsall, Inc. Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years ended December 31, 2000 and 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP
Arthur Andersen LLP



West Palm Beach, Florida
  June 27, 2001

                     Birdsall, Inc. Retirement Savings Plan
                 Statements of Net Assets Available for Benefits


                                                        December 31
                                               ------------------------------
                                                   2001              2000
                                               -------------    -------------
Assets:
   Participant - directed investments (Note 3) $  36,214,251    $  35,836,926
                                               -------------    -------------
   Receivables:
     Employer contributions                          268,447          538,560
     Participant contributions                        47,537          226,777
                                               -------------    -------------
       Total receivables                             315,984          765,337
                                               -------------    -------------
            Total assets                          36,530,235       36,602,263
                                               -------------    -------------
Liabilities:
   Operating payables                                  7,026                -
                                               -------------    -------------
         Total liabilities                             7,026                -
                                               -------------    -------------
Net assets available for benefits              $  36,523,209    $  36,602,263
                                               =============    =============


The accompanying notes to the financial statements are an integral part of these financial statements.

                     Birdsall, Inc. Retirement Savings Plan
           Statements of Changes in Net Assets Available for Benefits


                                                    Year ended December 31
                                               ------------------------------
                                                   2001             2000
                                               -------------    -------------
Additions:
  Additions to net assets attributed to:
   Investment income (loss):
     Dividends                                 $     105,114    $      79,400
     Interest                                        717,769        1,286,337
     Net appreciation (depreciation) in
       fair value  of Nicor, Inc. common stock       (73,093)         417,923
     Net investment gain (loss) from common/
       collective trusts                             117,927       (1,754,001)
     Net investment loss from registered
       investment companies                       (2,214,062)        (115,424)
     Other                                             1,452                -
                                               -------------    -------------
        Investment loss, net                      (1,344,893)         (85,765)
                                               -------------    -------------
   Contributions:
     Participant                                   2,010,483        2,393,942
     Employer                                      1,176,548        1,475,156
                                               -------------    -------------
                                                   3,187,031        3,869,098

   Other                                              63,479                -
                                               -------------    -------------
           Total additions                         1,905,617        3,783,333
                                               -------------    -------------
Deductions:
  Deductions from net assets attributed to:
   Distributions to participants                   1,855,747        2,511,679
   Administrative expenses and other                 128,924           74,899
                                               -------------    -------------
           Total deductions                        1,984,671        2,586,578
                                               -------------    -------------
           Net  (decrease) increase                 (79,054)        1,196,755

Net assets available for benefits at
  beginning of year                               36,602,263       35,405,508
                                                ------------    -------------
Net assets available for benefits at
  end of year                                   $ 36,523,209    $  36,602,263
                                                ============    =============



The accompanying notes to the financial statements are an integral part of these financial statements.

                     Birdsall, Inc. Retirement Savings Plan
                          Notes to Financial Statements
                 For the Years ended December 31, 2001 and 2000



1.   DESCRIPTION OF THE PLAN

The following description of the Birdsall, Inc. Retirement Savings Plan provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan. Birdsall, Inc. (the "Company") established the Tropical Shipping Savings Investment Plan (the "Savings Investment Plan") on September 1, 1983, to provide its eligible employees with an opportunity to accumulate retirement savings. Effective January 1, 1990, the Birdsall, Inc. Profit Sharing Plan was merged into the Savings Investment Plan and re-designated as the Birdsall, Inc. Retirement Savings Plan (the "Plan"). The funds of the Plan are held for safekeeping and investment by the Birdsall, Inc. Retirement Savings Plan Trust (the "Trust"). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan administration. Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. On December 1, 2000, the Vanguard Group, Inc. began serving as trustee for the Trust and holds the investments of the Plan under the terms of a trust agreement. The Vanguard Group, Inc. also acts as investment manager for certain investments of the Plan. For the first eleven months of 2000, the Northern Trust Company acted in a similar capacity for the Trust and the investments of the Plan. Administrative expenses associated with the operation of the Plan are paid from Plan assets.

Contributions. The participants may elect to make, by payroll deduction, either tax-deferred or after-tax contributions, or any combination thereof that are partially matched by the Company. The Company also pays an annual discretionary profit sharing contribution allocated equally to eligible participants which was $322,119 and $519,318 for the years ended December 31, 2001 and 2000, respectively. In addition, the Plan accepts certain rollovers. Participants direct the investment of their contributions and account balances into various investment options offered by the Plan.

Investments. The Plan's investment options currently include the Nicor Company Stock Fund, a Stated Return Fund, and approximately 20 mutual funds.

Participant accounts. Individual accounts are maintained for each Plan participant. Each participant's account is increased by the participant's contributions, Company contributions and allocated plan earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                     Birdsall, Inc. Retirement Savings Plan
                    Notes to Financial Statements (continued)
                 For the Years ended December 31, 2001 and 2000

Participant loans. Participants may borrow from their accounts the lesser of $50,000 or 50% of their vested account balance. Loans are repayable through payroll deductions over periods ranging up to 60 months. The interest rate is determined as the prime rate plus 1 percent and is fixed over the term of the loan.

Vesting and forfeitures. A participant's contributions and earnings thereon are immediately vested. The Company's contributions and earnings thereon are vested after the participant's completion of five years of service, the participant's death while employed by the Company or retirement. Effective January 1, 2002, a participant is vested in the Company's contributions and earnings thereon upon completion of three years of service. If the participant's interest in the Company's contributions and earnings thereon is not vested, such interest will be forfeited if the participant's employment with the Company or an affiliate is terminated and the participant is not reemployed within five years by the Company or an affiliate. Any amounts forfeited by a participant are applied to reduce the amount of the Company's contributions under the Plan. At December 31, 2001 and 2000, the Plan's assets included forfeited nonvested accounts totaling $103,685 and $233,400, respectively, to be used to reduce future employer contributions.

Payment of benefits. On termination of service due to retirement, disability, or death, a participant may elect to receive either a lump-sum amount equal to the participant's vested interest in his or her account balance, or annual installments over a specified period. For termination of service for other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution.

Suspensions and withdrawals. A participant may suspend contributions and will not cease to be a participant during the suspension period.

A participant may elect, under certain conditions, to withdraw participant contributions and earnings thereon prior to termination of employment. The Company's matching contributions and earnings thereon will not be distributed until the vested participant's attainment of age 59-1/2 or employment has been terminated.

Plan Termination. The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

2. ACCOUNTING POLICIES

Basis of accounting. The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of estimates. The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires management to make estimates that affect the reported amounts. Actual results could differ from those estimates.

                   Birdsall, Inc. Retirement Savings Plan
                    Notes to Financial Statements (continued)
                 For the Years ended December 31, 2001 and 2000


Investment valuation. The Plan states its investment in the Trust at the underlying value of the investments of the Trust as follows:

Group annuity contracts are fully benefit responsive and are recorded at contract value. Contract value represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses. The aggregate contract value of the group annuity contracts at December 31, 2001 and 2000 approximated fair value. Estimated fair value is based on a variety of factors, such as contract terms, interest rate, maturity date and credit worthiness of the issue. For the years ended December 31, 2001 and 2000, the average yield on the contracts, which equals the average crediting interest rate was 6.6%. There are no reserves against contract value for credit risk of the issuers of contracts or otherwise.

The fair value for Nicor, Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

The fair value of the units of the common/collective trusts and registered investment companies are determined based on the fair value of the investments of the funds.

Market risk. The Plan has investments that generally are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

                     Birdsall, Inc. Retirement Savings Plan
                    Notes to Financial Statements (concluded)
                 For the Years ended December 31, 2001 and 2000


3.   INVESTMENTS

Plan investments as of December 31 are as follows:

                                                    2001             2000
                                               -------------    -------------
Pacific Life Insurance Company group
  annuity contract                             $   4,020,167**  $   3,736,028**
Allstate Life Insurance Company group
  annuity contract                                 1,989,031**      1,988,374**
John Hancock Financial Services group
  annuity contract                                 1,024,670        1,888,838**
Other group annuity contracts                      2,769,083        3,638,546
Vanguard 500 Index Fund*                          11,341,805**     14,071,285**
Vanguard Balanced Index Investment Fund*           4,916,539**      5,327,016**
Other registered investment companies              3,851,343        2,641,524
NICOR Inc. common stock*                           2,098,073**      2,106,771**
Vanguard Retirement Savings Trust*                 3,188,177**              -
Loans to participants*                             1,015,363          438,544
                                               -------------    -------------
     Total                                     $  36,214,251    $  35,836,926
                                               =============    =============

*  Party-in-interest investment
** Indicates an investment that represents 5% or more of the Plan's assets


4.  INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated January 23, 1997, that the Plan and related Trust as then designed was tax exempt under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter; however, the Plan's management believes that the Plan and related Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Pending distributions are recorded as a liability in the Plan's Form 5500; however, they are not recognized as liabilities for financial statement purposes. These distributions are reflected in the statement of changes in net assets available for benefits when actually paid.




                                        Birdsall, Inc. Retirement Savings Plan
           Form 5500 Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes
                                                 December 31, 2001



           Identity of Issue, Borrower
              or Similar Party                       Description of Investment                       Cost           Current Value
     ----------------------------------     ---------------------------------------------        -----------        -------------

     John Hancock Financial Services        Group annuity contract:  maturing May 2002;
                                               6.37% fixed interest rate                         $ 1,024,670         $ 1,024,670

     Aegon                                  Group annuity contract:  maturing April 2002;
                                               6.44% fixed interest rate                             811,741             811,741

     Allstate Life Insurance Company        Group annuity contract:  maturing March 2003;
                                               6.22% fixed interest rate                           1,989,031           1,989,031

     Pacific Life Insurance Company         Group annuity contract:  maturing March 2005;
                                               7.57% fixed interest rate                           4,020,167           4,020,167

     Travelers Insurance Company            Group annuity contract:  maturing March 2004;
                                               6.14% fixed interest rate                           1,778,983           1,778,983

     Aegon                                 Group annuity contract:   maturing April 2002;
                                              6.87% fixed interest rate                              178,359             178,359

 (A) Nicor, Inc.                           Common stock at $2.50 par value                         1,794,790           2,098,073

 (A) Participant Notes Receivable          Participant loans earning interest from 5.75% - 10.50%  1,015,363           1,015,363

 (A) AIM Aggressive Growth Fund            Registered investment company                               6,390               6,073

 (A) American Century Int'l Growth         Registered investment company                             716,502             511,249

 (A) American Century Equity Growth        Registered investment company                               4,892               4,600

 (A) Davis New York Venture                Registered investment company                             144,724             140,884

 (A) Fidelity Blue Chip Growth Fund        Registered investment company                              66,888              66,143

 (A) Invesco Dynamics Fund                 Registered investment company                              98,244              86,377

 (A) Janus Fund                            Registered investment company                             215,888             172,097

 (A) Liberty Acorn International           Registered investment company                               9,263               7,800

 (A) Liberty Acorn USA Fund                Registered investment company                               7,556               7,875

 (A) Managers Special Equity               Registered investment company                           1,287,113           1,133,093

 (A) Vanguard 500 Index Inv                Registered investment company                          12,819,432          11,341,805

 (A) Vanguard Asset Allocation Fund        Registered investment company                              15,166              14,298

 (A) Vanguard Balanced Ix Inv              Registered investment company                           5,189,595           4,916,539

 (A) Vanguard Devel Markets Index          Registered investment company                               3,112               2,837

 (A) Vanguard GNMA Investors Shares        Registered investment company                             111,352             111,035

 (A) Vanguard Growth Equity Fund           Registered investment company                             165,061             152,803

 (A) Vanguard Growth Index Inv             Registered investment company                              41,431              44,305

 (A) Vanguard LT Treasury Inv              Registered investment company                              37,047              36,382

 (A) Vanguard PRIMECAP Fund                Registered investment company                             259,526             250,040

 (A) Vanguard Total Bond Market Index      Registered investment company                             632,597             631,375

 (A) Vanguard Prime Money Market Fund      Registered investment company                             472,077             472,077

 (A) Vanguard Retirement Savings Trust     Common Collective Trust                                 3,188,177           3,188,177
                                                                                                 -----------        -------------

                 Total                                                                           $38,105,137         $36,214,251
                                                                                                 ===========       =============


(A) Denotes party-in-interest investment.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused these reports to be signed on their behalf by the undersigned thereunto duly authorized.



                               Nicor Companies Savings Investment Plan,
                               Nicor Companies Thrift Plan,
                               and Birdsall, Inc. Retirement Savings Plan



Date   June  26, 2002             By  /s/ KATHLEEN L. HALLORAN
      ---------------                -------------------------
                                     Kathleen L. Halloran
                                     Nicor Inc.
                                     Executive Vice President
                                     Finance and Administration

Exhibit Index
-------------


Exhibit
Number       Description of Document
-------      -------------------------------------------------------------

23.01        Independent Auditors' Consent - Nicor Companies Savings
                Investment Plan

23.02        Independent Auditors' Consent - Nicor Companies Thrift Plan

23.03        Independent Auditors' Consent - Birdsall, Inc. Retirement
                Savings Plan